Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

Host Marriott, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-61722) on Form S-3 of Host Marriott, L.P. of our report dated February 23, 2005, except as to notes 4, 10, 15, 18 and 19, which are as of November 14, 2005, with respect to the consolidated balance sheets of Host Marriott, L.P. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004 and the related financial statement schedule of real estate and accumulated depreciation, which report appears in the current report on Form 8-K of Host Marriott, L.P. dated December 9, 2005.

KPMG LLP

McLean, Virginia

December 9, 2005